Filed Pursuant to Rule 253(g)(2)
File No. 024-10926

FUNDRISE GROWTH EREIT III, LLC

SUPPLEMENT NO. 3 DATED APRIL 1, 2024
TO THE OFFERING CIRCULAR DATED JANUARY 8, 2024

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT III, LLC (the “Company”, “we”, “our” or “us”), dated January 8, 2024 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 9, 2024 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Net Asset Value (“NAV”) Per Share as of March 29, 2024;
•	Historical NAV Information;
•	Share Redemption Plan Status; and
•	Real Estate Performance.

Net Asset Value as of March 29, 2024

As of March 29, 2024, our NAV per common share is $15.17. This NAV per common share shall be effective until updated by us on or about June 30, 2024 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	March 29, 2024 [1]	December 30, 2023 [1]
ASSETS
Investments, at fair value	$47,744	$46,627
Cash and cash equivalents	2,937	4,713
Other assets	16	22
Total Assets	$50,697	$51,362

LIABILITIES
Accounts payable	$84	$78
Due to related party	72	86
Dividends payable	28	208
Settling Subscriptions	3	23
Total Liabilities	$187	$395
NET ASSETS CONSIST OF:
Fundrise Growth eREIT III, LLC Members’ Equity:
Common shares; 3,330,437 and 3,459,952 shares outstanding, net of offering costs, on March 29, 2024 and December 30, 2023, respectively	$21,604	$23,797
Retained earnings	(3,944)	(3,391)
Net adjustments to fair value	32,850	30,561
NET ASSETS	$50,510	$50,967
NET ASSET VALUE PER SHARE, on 3,330,437 and 3,459,952 shares outstanding for the periods ended March 29, 2024 and December 30, 2023, respectively	$15.17	$14.73

[1] Estimated Balance Sheets as of March 29, 2024 and December 30, 2023.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate assets and, as with any commercial real estate valuation methodology, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us and considers relevant market data. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on April 1, 2024, the per share purchase price of our Common Shares will be $15.17 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after June 30, 2024, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from December 31, 2019 to March 29, 2024.

Date	NAV Per Share
December 31, 2019	$10.00
June 30, 2020	$10.45
December 31, 2020	$10.88
June 30, 2021	$11.43
September 30, 2021	$13.82
December 31, 2021	$15.66
March 31, 2022	$16.68
June 30, 2022	$17.42
September 30, 2022	$17.77
December 31, 2022	$17.37
March 31, 2023	$16.88
June 30, 2023	$16.35
September 30, 2023	$15.81
December 30, 2023	$14.73
March 29, 2024	$15.17

Share Redemption Plan Status

For the quarter ended March 29, 2024, we expect to redeem approximately 142,000 common shares pursuant to our share redemption plan.

Real Estate Performance

The Company experienced an increase in NAV driven by (among other things) continued strong fundamentals in some of the Company’s stabilized multifamily assets, specifically in the Company’s multifamily investments located in the Dallas-Fort Worth-Arlington MSA.